

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2025

Daniel Moorhead
Chief Financial Officer
ZYNEX INC
9655 Maroon Circle
Englewood, CO 80112

Re: ZYNEX INC
10-K/A filed July 24, 2025
File No. 001-38804

Dear Daniel Moorhead:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services